SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001 or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from____________ to____________

Commission File Number: 1-12649

         A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

America West Holdings Corporation Future Care 401(k) Plan

         B.          Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

America West Holdings Corporation 111 West Rio Salado Parkway Tempe, Arizona 85281

America West Holdings Corporation Future Care 401(k) Plan

Report on Audited Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000 and for the year ended December 31, 2001

America West Holdings Corporation Future Care 401(k) Plan
Index to Financial Statements and Supplemental Schedule

Page

REPORT OF INDEPENDENT ACCOUNTANTS	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits at December 31, 2001 and 2000	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE*:

Schedule of Assets (Held at End of Year) as of December 31, 2001	11

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
America West Holdings Corporation Future Care 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of America West Holdings Corporation Future Care 401(k) Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held for Investment Purposes at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 31, 2002

America West Holdings Corporation Future Care 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets:

Investments, at fair value	$349,135,967	$387,493,356

Participant loans	12,211,521	13,094,619

Total investments	361,347,488	400,587,975

Contributions receivable:

Participants	659,514	828,054

Employer	190,458	235,254

Net assets available for benefits	$362,197,460	$401,651,283

The accompanying notes are an integral part of these financial statements.

America West Holdings Corporation Future Care 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001

Additions to (deductions from) net assets attributed to:

Investment income (loss):

Net depreciation in fair value of investments	$(66,670,110)

Interest and dividends	8,202,985

(58,467,125)

Contributions:

Participant	29,406,623

Employer	8,050,744

37,457,367

Total net additions	(21,009,758)

Deductions from net assets attributed to:

Benefits paid to participants	18,377,841

Administrative fees	66,224

Total deductions	18,444,065

Net decrease in net assets available for benefits	(39,453,823)

Net assets available for benefits:

Beginning of year	401,651,283

End of year	$362,197,460

The accompanying notes are an integral part of these financial statements.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan

The following description of the America West Holdings Corporation Future Care 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

On January 1, 1989, America West Holdings Corporation (the “Company” or “Plan Sponsor”), established the Plan for all employees of the Company who have met certain eligibility requirements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code.

The Plan has engaged Fidelity Management Trust Company (the “Trustee”) to provide recordkeeping, asset management and administrative services to the Plan. Effective February 1, 2000, the Company’s Board of Directors amended and restated the Plan to allow for the purchase of the Company’s common stock. As of December 31, 2001, 14 different fund choices are made available to Plan participants. The Company is a holding company and has no business activity other than its investment in America West Airlines, Inc. (“AWA”) and The Leisure Company. Eligible employees may direct up to 15% of employee and employer contributions to purchase common stock at fair market value as determined on the date funds are received by the Trustee.

Eligibility

Employees are eligible to participate in the Plan upon meeting the following criteria: (i) 21 years of age; (ii) first of the month following three months of service unless a director or above, who require one hour of service; and (iii) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise.

Contributions

Plan contributions consist of three components: (i) eligible employee deferral contributions up to 15% of the participant’s compensation each pay period up to an annual before tax dollar limitation in accordance with the Internal Revenue Service ($10,500 for 2001 and 2000); (ii) a discretionary employer matching contribution, as determined annually by the Company’s Board of Directors (which was 50% of the employee deferral contribution up to 6% of the participant’s compensation for 2001 and 2000); (iii) discretionary supplemental contributions by the Company at any time during the year; and (iv) rollover contributions from a participant’s personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions in accordance with the guidelines specified in the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, all contributions by the Company, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant’s account in each investment fund on a daily basis.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)

Investments Options

Participants of the Plan may allocate contributions among the 14 investment options described below. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time.

Fidelity Puritan Fund

Normally invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral. Investments in lower-rated securities involve greater risk than other debt securities, including the risk of default. The fund will invest at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stocks). The fund may invest in securities of domestic and foreign issuers.

Fidelity Magellan Fund

Normally invests in common stocks. The fund may invest in securities of domestic and foreign issuers. No more than 40% of the fund’s assets may be invested in companies operating exclusively in any one foreign country.

Fidelity Asset Manager

Allocates the fund’s assets among stock, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term/money market instruments.

Fidelity Asset Manager — Growth

Allocates the fund’s assets among stocks, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 85% of assets in stocks, 15% of assets in bonds, and short-term/money market instruments.

Fidelity Asset Manager — Income

Allocates the fund’s assets among stocks, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 20% of assets in stocks, 50% of assets in bonds, and 30% of assets in short-term/money market instruments.

Fidelity Equity Income II Fund

Normally invests at least 65% of total assets in income producing equity securities, which tends to lead investments in large cap “value” stocks. The fund may potentially invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund may invest in securities of domestic and foreign issuers.

Spartan U.S. Equity Index Fund

Normally invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States.

Fidelity U.S. Bond Index Fund

Normally invests at least 80% of total assets in bonds included in the Lehman Brothers Aggregate Bond Index.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)

Fidelity Growth Company Fund

The fund is structured to seek long term capital appreciation by investing mainly in companies with above-average growth potential.

Fidelity Overseas Fund

Normally invests at least 65% of total assets in foreign securities. The fund normally invests in common stocks. Foreign investments, especially those in emerging markets, involve greater risks and may offer greater potential returns than U.S. investments.

Fidelity Aggressive Growth Fund

Normally invests in common stocks. The fund invests in companies that offer the potential for accelerated earnings or revenue growth. The fund focuses on investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

Fidelity Managed Income Portfolio

Invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of principal, when the contract matures. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the life of the contract.

Barron Asset Fund

Primarily small and mid-cap companies with market values between $500 million and $5 billion. The fund seeks to purchase attractively priced companies with compelling investment characteristics before the growth prospects and assets of these companies have been properly valued by other investors.

America West Stock Fund

Normally invests in the stock of the Company as well as short-term investments. The amount of short-term investments is based upon a target established by the Company, but the actual amount of short-term investments on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Participants become fully vested in employer contributions and earnings thereon after five years of service with the Company as reflected in the following vesting schedule:

Completed	Vesting
Years of Service	Percentage

Less than 3 3 4 5 or more	0% 25% 50% 100%

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)

Forfeitures

Upon termination of service, a participant forfeits any nonvested employer matching contributions and earnings thereon. Such forfeitures are used to reduce future contributions by the Company. Effective January 1, 2002, forfeitures will also be used to pay Plan administrative expenses attributed to the Company. Forfeitures totaled approximately $225,245 during the year ended December 31, 2001.

Administration

The Plan is sponsored by the Company and administered by the Administrative Committee, composed of seven employees of the Company, who are appointed by the Board of Directors.

Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets to the extent not paid by the Company.

Distributions

Distributions from the Plan are available upon any of the following: (i) termination of employment with the Company; (ii) retirement and in-service distributions upon or following age 59 1/2; and (iii) disability or death. The participant (or the beneficiary) will receive a lump-sum distribution of the value of the account. If the value of the account is greater than $5,000 then the distribution may be deferred. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment.

Loans to Participants

The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant’s account up to $50,000. Loans bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee and range from 7.0% to 10.5% and are collateralized by the borrower’s assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period. Repayment is performed by payroll deduction for active employees. Pursuant to a collective bargaining agreement between AWA and its pilots, the Plan permits pilots to have up to two loans outstanding and to provide for the repayment of loans in other forms other than monthly payroll deductions.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements

2.	Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2001 and 2000 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2001. Actual results could differ from those estimates.

Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund.

Valuation of Investments

Investments are valued at the net asset value (fair value) per unit reported by those funds. The fair value has been measured by quoted market prices in an active market. Investments in individual funds or portfolios are accounted for as shares of the fund or portfolio.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

Net Appreciation (Depreciation) in Fair Value

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) of those investments.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2001 and 2000:

	2001	2000
Fidelity Puritan Fund	$38,375,916	$38,448,203

Fidelity Magellan Fund	125,751,973	140,610,045

Fidelity Growth Company Fund	79,216,841	104,033,038

Fidelity Aggressive Growth Fund	—	20,210,336

Fidelity Managed Income Portfolio	30,783,263	26,328,403

Each of the above is a mutual fund.

America West Holdings Corporation Future Care 401(k) Plan
Notes to Financial Statements

3.	Investments (Continued)

During 2001, the Plan’s investment (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $66,670,110 as follows:

2001
Mutual funds	$(65,480,589)

America West stock fund	(1,189,521)

$(66,670,110)

4.	Tax Status of the Plan

The Plan received it latest determination letter on December 4, 1994 in which the Internal Revenue Service stated the Plan, as then designed, is in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and legal counsel believes that the Plan is currently designed and being operated in compliance with the requirements of the Internal Revenue Code.

5.	Parties-in-Interest

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan’s trustee, and therefore, these transactions are considered exempt party-in-interest transactions. In addition, the Plan’s investments include purchases and sales of stock in the Plan Sponsor.

Supplemental Schedule

America West Holdings Corporation Future Care 401(k) Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2001

	(b)Identity of Issuer,	(c) Description of Investment, including
	Borrower Lessor or Similar	Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	Party	Par, or Maturity Value	(d) Cost **	Value

*** * * * * * * * * * * * * *	America West Airlines, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.
Fidelity Investments, Inc.	America West Stock Fund
Fidelity Puritan Fund
Fidelity Magellan Fund
Fidelity Asset Manager
Fidelity Asset Manager — Growth
Fidelity Asset Manager — Income
Fidelity Equity — Income II Fund
Spartan U.S. Equity Index Fund
Fidelity U.S. Bond Index Fund
Fidelity Growth Company Fund
Fidelity Overseas Fund
Fidelity Aggressive Growth Fund
Fidelity Managed Income Portfolio
		Barron Asset Fund	$ - - - - - - - - - - - - - -	$3,492,108 38,375,916 125,751,973 5,496,456 13,225,294 1,752,671 7,018,857 13,649,610 6,878,436 79,216,841 9,387,067 12,569,682 30,783,263 1,537,793

	Participant loans	Various rates of interest ranging between 7.0% to 10.5% maturing between four months and 5 years and collateralized by the participant’s account balances	-	12,211,521

			$ -	$361,347,488

*	A related party to Plan’s Trustee, therefore, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed, therefore, disclosure of cost is not required.

***	Investment qualifies as a party-in-interest for the Plan.

See Report of Independent Accountants

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

America West Holdings Corporation Future Care 401(k) Plan

Date:	June 28, 2002	/s/ Bernard L. Han

Bernard L. Han Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Auditors